Filed by: Washington Federal, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Luther Burbank Corporation
Commission File No.: 001-38317

This filing relates to the proposed transaction between Washington Federal, Inc. (“WAFD”) and Luther Burbank Corporation (“Luther Burbank”), pursuant to the Agreement and Plan of Merger, dated as of November 13, 2022, by and between WAFD and Luther Burbank.

The following is a transcript of a video interview distributed to WAFD employees on November 14, 2022.

Brad Goode:

Hi there, WAFD colleagues. Brad Goode, your marketing director, along with our President and Chief Executive Officer, Brent Beardall. And as many of you know, we have some rather big breaking news to share with you this morning.

So we wanted to get right to Brent so he could explain to everybody exactly what we're doing. So thank you for doing this.

Brent Beardall:

Brad. It has been a busy couple of days, but it has been a great couple of days and I can't wait to tell our team about this opportunity.

Brad Goode:
A lot of excitement to share indeed. So why don't we just start with the big question, right, why are WAFD and Luther Burbank, a California Bank joining forces? Why are we combining with them?

Brent Beardall:

That's a great question and a lot of people have asked me in the past, you know, are we going to be in the M and A market, are we looking to buy other banks? And I think everybody knows my answer has been no. Look at, look how well we're doing without acquiring banks. Organic growth is the highest and best use of capital. But the reality is this was an unusual opportunity.

They approached us, they saw what WAFD has done in terms of what, how we have been able to evolve from a thrift to a commercial bank and they've seen what we've been able to do with technology. And one of the slides that I love in the investor deck shows our compounded annual growth rate from 2007 to 2022 in non CD, so all transaction deposits and it's 16% compounded annual growth rate. It is stunning and so right now obviously we're in this increasing interest rate environment and their margins are getting squeezed and their profits are going down. That's no, no surprise. Everybody knows that. That's why their stock is trading where it's at. And they see our margins going up and they've said, wow, WAFD has been able to do what we haven't been able to do and we would love to just leverage what they've been able to do. So it was a unique opportunity.

And if you think about it, why California? I've always said, you know, California people are expensive, taxes are expensive and they tend to be kind of fearless borrowers. But as we got to know, Luther Burbank, we found out there truly are borrowers in California that are like our borrowers. Their portfolio now, which they're $8 billion in assets. They are not small, $8 billion in assets. They only have two delinquent loans. So they're there. Their portfolio is made-up of essentially 2 asset classes, stabilized multifamily and single family residential. And I think there are a loan to values are about 55 to 60%. So we feel incredibly well protected in terms of their balance sheet. So there are borrowers in California that meet our profile. And then if you look at them from an efficiency ratio standpoint, they were in the mid 30% efficiency ratio. So they're incredibly efficient. So we're acquiring an incredibly efficient bank to really partner in with us and on a pro forma basis it makes WAFD even more efficient.

Brad Goode:

So I know in the past executive management team has said it's really not interested in pursuing strategic mergers and acquisitions. Obviously that has changed with this opportunity here. Talk about how this is now a complementary market with us joining forces.

Brent Beardall:

Sure. So I guess what I want to say is you know we have our business plan and we try to execute on that business plan, but we're always opportunistic. You look back in the past we didn't have PPP in our business plan. But the opportunity came up for us to do PPP and that was phenomenal for us as we talked about a generational opportunity, right. You know, we didn't have in our business plan, let's borrow a billion dollars for 10 years, it's 65 basis points. But the opportunity presented itself. We did our due diligence and we acted upon it and that's the same thing here. We did not go out looking for this deal. This deal came to us and we think it's the right deal at the right price at the right time and a unique opportunity for us. So to answer your question though, why California? If you look at our map, we have a hole in our map and now we fill in that hole in California with a franchise, think about it, $8 billion, only 11 branches. They have one branch in Santa Rosa, CA. That's a $1 billion branch. You talk about efficiency and so what an opportunity for us.

And then the other interesting thing, I was talking to our digital team. They told me that currently today 12% of the people that go to our website are from California.

Brad Goode:

And we've seen that consistently over at least a couple of years.

Brent Beardall:

Yeah, so what an opportunity we've been missing for years and this allows us to get into California. And let me reiterate, we're getting in at the right price. We are able to execute on this trade and we're buying them at .97 of tangible book value. .97 of tangible book value.

Brad Goode:

Less than book value, we're getting in less than book value.
Brent Beardall:

And for those of you that aren't, you know, accountants that are listening to me, book value is essentially liquidation value. If you liquidate all of the assets and all the liabilities, what's left? So we're essentially buying them at $0.97 on the dollar. And why are we able to do that? It's not because of credit risk, it's because of interest rate risk. And we think we understand interest rate risk that is fully priced in and we can move their balance sheet similar to what we have done over time.

Brad Goode:

I think what a lot of colleagues would be interested in is your take on the alignment of culture and values with Luther Burbank.

Brent Beardall:

Yeah, you know, as the management team went down and met with them, I think it was Cathy Cooper that said, you know, it was like we met a long lost cousin that we didn't know we had. I think we will find that the Luther Burbank employees are much like the WAFD employees. They care. They want to be a bank with heart. They want to make a difference in their communities. They too are a portfolio lender so there are a lot of similarities when I look at Luther Burbank. You see WAFD from 10 years ago, right? So if we can go in there and provide our technology, with a culture that we believe aligns very, very well with us, I think it's, it's a huge opportunity. I'm very cognizant that culture is the most important job I have, to not just maintain our culture, but to grow our culture. And I think this is an opportunity to grow our culture.
Brad Goode:

And clearly strong asset quality is a benefit in this deal.

Brent Beardall:
Especially if we're potentially heading into a recession. We would not want to take any undue risks in terms of asset quality. Ryan Mauer and his team, the credit administrators have been up and down through this portfolio and they are absolutely confident that we're not buying someone else's problem.

Brad Goode:

So Brent, I think this begs the question now is WAFD Bank looking to acquire other banks now that it appears that we are back into M&A activity?

Brent Beardall:

Well let me say first of all we just announced the deal, both boards voted unanimously to approve it. These deals typically take from nine months to 18 months to actually get from approved by the boards, until it's approved by all the different, this has to be approved by the state of Washington, it has to be approved by the state of California, it has to be approved by the department or the FDIC, it has to be approved by the Federal Reserve and then probably the Department of Justice. So there's all kinds of approvals. We think we have a really good case why this will be more easily approved than other deals principally because we're we don't have to exit markets, we're not going to shut down any branches, we're not going to have to divest of any branches and the fact that. They are an outstanding CR rating and we are a strong satisfactory. So you combine those two factors. I think it bodes well for us getting approval. We're looking to hopefully get it approved sometime in the second calendar quarter. We're going to try to push as hard as we can to have that be sooner rather than later. But to answer your question, no, we are not in the market for any other deals. I never say never but again it would have to be a really high bar and I do want to say what is that high bar if you if you look in the last five years from 2017 to 2022, there have been 34 bank mergers and acquisitions between $500 million and a billion dollars of purchase price and we're right at a think about $654 million of purchase price, net purchase price, and if you look at three characteristics, is it accretive to tangible book value day one?

Brad Goode:

Yeah, I wanted to hear about those compelling economics and the deal that we really outlined.

Brent Beardall:

Is it accretive to tangible book value day one? Is it accretive to earnings per share day one? Normally people say all we want to see this agreed within just a number of years. Is it accretive to day one? And is it accretive to common equity tier one capital known as CET-1? This deal that we just announced is accretive to all three immediately on a pro forma basis. Of the 34 deals that have been done over the last five years, there's only been one other. So to be #2 of now 35 deals I think speaks volumes to this opportunity, especially when you consider we're not taking interest rate risk.

Brad Goode:

You know, you mentioned 11 branches and I think our bankers at ten of those are in California, but one is here in the Bellevue, WA area. What happens? How do we involve that? What happens with that branch?

Brent Beardall:

You know Bellevue is a massive market and we just have a small fraction of the market share in Bellevue. So we have no plans to consolidate in Bellevue. We think they have a great team and we will welcome them into the WAFD fold and operate that as a WAFD branch going forward. So there's no plans to consolidate there in Bellevue.

Brad Goode:

Anything lastly you'd like WAFD colleagues to know about this opportunity and about this acquisition?

Brent Beardall:

You know really I could not be more excited. What an opportunity for us to enter California, the 5th largest economy in the world, if it were a standalone nation. You look at all of the deposits that Wells Fargo’s have in the world at very low cost. What an opportunity for us to go after them to really demonstrate the technology that we've built and to use that as kind of a model going forward and, especially it's about you're taking a chance and we're taking a chance right? There's no question we're taking a chance, but you want to buy, right and we're buying right at an ideal price, a price that you really pinch yourself and you say could it be this good and then if it is that good, you say why, why is it that good? And it's only because of the interest rate risk and the way the purchase accounting works, we have accounted for that interest rate risk. And so all in, I think it's a phenomenal opportunity for us. I think every one of us as WAFD employees should be excited about it and we should welcome the employees of Luther Burbank with open arms because I truly believe this is a win, win transaction. It is good for their employees, it's good for their shareholders, it's good for our WAFD employees, it's good for our WAFD shareholders. From a governance standpoint, we will be bringing on two members of their board to our WAFD board so we'll be going from ten members to 12 members on our Board of Directors and over the next few months we'll identify the candidate from Luther Burbank that will be the regional president for California and then we'll have a division manager for commercial and a division manager for retail. They will be structured exactly like we're structured throughout WAFD Bank. So we will be reaching out to members of the WAFD family and asking them to be mentors, if you will, for our colleagues that are joining us from Luther Burbank to really say, you know, how can we help and really accelerate this process of turning them from a thrift to a commercial bank. And when I say accelerate, we know it's not going to be overnight, it's going to be a matter of years. But we have 105 year track record. We can afford to be patient.

Brad Goode:

Brent, thank you so much for the details on this deal. Your excitement is infectious and WAFD colleagues, we can just tell you we'll continue to share more information on WAFD CONNECT and on What’s Up at WAFD in the weeks and months ahead. Thanks.

Brent Beardall:

Thank you.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of WAFD and Luther Burbank. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on WAFD’s and Luther Burbank’s current expectations and assumptions regarding WAFD’s and Luther Burbank’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect WAFD’s or Luther Burbank’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, the outcome of any legal proceedings that may be instituted against WAFD or Luther Burbank, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where WAFD and Luther Burbank do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of WAFD and Luther Burbank successfully. Except to the extent required by applicable law or regulation, each of WAFD and Luther Burbank disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding WAFD, Luther Burbank and factors which could affect the forward-looking statements contained herein can be found in WAFD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, its Quarterly Reports on Form 10-Q for the periods ended December 31, 2021, March 31, 2022 and June 30, 2022, and its other filings with the SEC, and in Luther Burbank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, and its other filings with the SEC.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, a registration statement on Form S-4 will be filed by WAFD with the Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/prospectus filed with the SEC to be distributed to the shareholders of WAFD and Luther Burbank in connection with their votes on the Proposed Transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. The final joint proxy statement/prospectus will be mailed to shareholders of WAFD and Luther Burbank. Investors and security holders will be able to obtain the documents, and any other documents WAFD has filed with the SEC, free of charge at WAFD’s website at www.wafdbank.com under the “Investor Relations” section. Investors and security holders will be able to obtain the documents, and any other documents Luther Burbank has filed with the SEC, free of charge at the SEC’s website, www.sec.gov or by accessing Luther Burbank’s website at www.lutherburbanksavings.com under the “About Us/Investor Relations/

Financials/SEC Filings” section. In addition, documents filed with the SEC by WAFD or by Luther Burbank will be available free of charge (1) by writing WAFD at 425 Pike Street, Seattle, Washington 98101, Attention: Investor Relations or by telephone at (206) 624-7930, or (2) by writing Luther Burbank at 520 Third Street, 4th floor, Santa Rosa, CA 95401, Attention: Investor Relations or by telephone at (844) 446-8201.

Before making any voting or investment decision, shareholders of WAFD and Luther Burbank are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the Proposed Transaction, WAFD and Luther Burbank. Free copies of these documents may be obtained as described above.

Participants in Solicitation

The directors, executive officers and certain other members of management and employees of WAFD may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of WAFD. Information about the directors and executive officers of WAFD is included in the proxy statement for its 2022 annual meeting of WAFD shareholders, which was filed with the SEC on December 6, 2021.
The directors, executive officers and certain other members of management and employees of Luther Burbank may also be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of Luther Burbank. Information about Luther Burbank’s directors and executive officers is included in the proxy statement for its 2022 annual meeting of Luther Burbank’s shareholders, which was filed with the SEC on March 16, 2022.
Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Proposed Transaction when it becomes available. Free copies of this document may be obtained as described above.